FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of August 2017 and incorporated by reference herein is the Registrant's immediate report dated  August 17, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

August 17, 2017

PRESS RELEASE

Formula Systems Reports Record-Breaking Revenues of $329 Million for the Second Quarter with 27% Year over Year Growth

Revenues for the first half increased 23% year over year to $640.0 million

Or Yehuda, Israel, August 17, 2017 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the second quarter ended June 30, 2017, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the Second Quarter Ended June 30, 2017

•

Consolidated revenues for the second quarter increased by 27% to a record-breaking $329.1 million, compared to $259.1 million in the same period last year.

•

Consolidated operating income for the second quarter, decreased by 28% to $14.9 million, compared to $20.5 million in the same period last year. The decrease in operating income is attributable to Sapiens’ operating income decreasing from $6.3 million in the second quarter of 2016 to an operating loss of $1.7 million in the second quarter of 2017 (when measured in accordance with IFRS) due to the implementation of a restructuring and cost reduction plan following the halt of a software development project with a significant customer of Sapiens. The restructuring and cost reduction plan included: integration of StoneRiver (Sapiens’ recent acquisition), de-emphasis of non-core activities in APAC and efficiency measures post the halted development project. The cost savings primarily included headcount reductions as well as other cost saving measures. Sapiens expects restructuring and cost reduction expenses of up to $5 million for the full year 2017. Excluding the negative impact of Sapiens’ results, Formula operating income increased approximately 17% year over year.

•

Consolidated net income attributable to Formula’s shareholders for the second quarter was $0.1 million, or $0.00 per fully diluted share, compared to $6.7 million, or $0.45 per fully diluted share, in the same period last year. The decrease in net income attributable to Formula’s shareholders is primarily attributable to a decrease in Sapiens’ net income from $5.2 million in the second quarter of 2016 to a loss of $2.3 million in the second quarter of 2017 (as detailed above) and to a devaluation of long term liabilities to banks and others denominated in New Israeli Shekels, following the erosion of the US dollar against the New Israeli Shekel amounting to $2.2 million versus appreciation of long term liabilities to banks and others denominated in New Israeli Shekels amounting to $1.0 million recorded in the same period last year.

Financial Highlights for Six-Month Period Ended June 30, 2017 (in accordance with IFRS)

•

Consolidated revenues for the first half of 2017 increased 22.8% to $640.0 million, compared to $521.2 million in the same period last year.

•

Consolidated operating income for the first half of 2017 decreased 26.1% to $31.1 million, compared to $42.1 million in the same period last year. The decrease in operating income is attributable to Sapiens’ operating income decreasing from $12.6 million in the second quarter of 2016 to an operating loss of $3.4 million in the second quarter of 2017 (when measured in accordance with IFRS) due to the implementation of a restructuring and cost reduction plan (as detailed above). Excluding the negative impact of Sapiens’ results, Formula operating income for the first half of 2017 increased approximately 17% year over year.

•

Consolidated net income attributable to Formula’s shareholders for the first half of 2017 was $0.2 million, or $0.02 per fully diluted share, compared to $10.8 million, or $0.73 per fully diluted share, in the same period last year. The decrease in net income attributable to Formula’s shareholders is primarily attributable to a decrease in Sapiens’ net income from $10.2 million in the first half of 2016 to a loss of $4.6 million in the first half of 2017 (as detailed above) and to a devaluation of long term liabilities to banks and others denominated in New Israeli Shekels, following the erosion of the US dollar against the New Israeli Shekel amounting to $5.9 million versus $0.7 million recorded in the same period last year.

•

As of June 30, 2017, Formula held 49.5%, 48.7%, 47.2%, 100%, 50% and 90% of the outstanding ordinary shares of Matrix IT, Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems, and Insync Staffing Solutions, respectively.

•

Consolidated cash, short-term investments in marketable securities and bank deposits totaled approximately $222.6 million as of June 30, 2017.

•

Total consolidated equity as of June 30, 2017, was $754.3 million (representing 50% of the total balance sheet).

•

As of June 30, 2017, Formula was in compliance with all of its financial covenants under the debentures issued by Formula in September 2015 and under loans granted from other financial institutions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with our strong performance during the second quarter and first half of the year with double-digit revenue growth across our entire portfolio and we remain on track to deliver our full year financial targets.

While our top-line growth was strong, our profitability was impacted mostly by certain aspects of Sapiens’ business activities. Sapiens delivered another quarter of double-digit revenue growth, with revenues of $69.0 million, driven by a mix of organic growth and its recent StoneRiver acquisition. During the quarter, Sapiens reported a GAAP operating loss of $1.7 million (in accordance with IFRS) as a result of the implementation of a restructuring and cost reduction plan in total of $2.7 million including integrating StoneRiver and Sapiens. Sapiens is maintaining its guidance for 2017 full year revenues of $265 to $275 million and its expectations for an operating profit margin of 13.5-14.5% in the second half of the year and full-year operating profit margin between 9-10% (all on a non-GAAP basis).

Matrix achieved another quarter of growth in all indices, both in the quarter and in the first six months with revenues increasing 14.1% and 12% respectively year over year. Matrix won several large projects in the second quarter of 2017 including two substantial multi-million dollar strategic tenders in the fields of finance and cyber, reflecting the confidence of the market in Matrix’s ability to execute massive strategic projects.

Magic continued its double-digit growth momentum through the second quarter and first half of 2017 with strong performance in sales and revenues across its products and professional services. Magic enjoyed revenues of $65 million and non-GAAP operating income of $9.0 million for the second quarter, up 38% and 37% respectively year over year, and raised its revenue guidance to between $245 million and $255 million for the full year 2017. Magic’s double-digit growth was driven by a mix of organic growth and M&A, which is evidence that Magic’s continued efforts to create consistent growth and increased profits are paying off. Magic also updated its dividend policy from 50% to 75% of its annual distributable profits and announced a dividend distribution to its shareholders for the first half of 2017 of $0.13 per share in accordance with its revised policy. ”

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Three months ended			Six months ended
	June 30,			June 30,
	2017	2016		2017	2016
	Unaudited			Unaudited
Revenues	329,093	259,057		639,971	521,227
Cost of revenues	256,605	197,314		501,154	398,711

Gross profit	72,488	61,743		138,817	122,516
Research and development costs, net	11,572	5,214		19,383	9,730
Selling, general and administrative expenses	46,040	35,991		88,320	70,700

Operating income	14,876	20,538		31,114	42,086

Financial expenses, net	(6,944)	(1,118)	(*)	(14,906)	(5,035)	(*)

Income before taxes on income	7,932	19,420	(*)	16,208	37,051	(*)
Taxes on income	3,397	5,080		6,330	10,517

Income after taxes	4,535	14,340	(*)	9,878	26,534	(*)
Equity in gains of affiliated companies, net	198	192		410	192

Net income	4,733	14,532	(*)	10,288	26,726	(*)
Net income attributable to redeemable non-controlling interests	414	322	(*)	872	637	(*)
Net income attributable to non-controlling interests	4,253	7,512	(*)	9,198	15,303	(*)

Net income attributable to Formula's shareholders	66	6,698	(*)	218	10,786	(*)

Earnings per share (basic)	0.00	0.47		0.02	0.76
Earnings per share (diluted)	0.00	0.45		0.02	0.73

Number of shares used in computing earnings per share (basic)	14,338,451	14,195,759		14,320,595	14,178,059
Number of shares used in computing earnings per share (diluted)	14,711,079	15,490,905		14,711,056	15,484,778

(*) Immaterial adjustment of comparative data

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	June 30,	December 31,
	2017	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	204,427	238,161
Marketable securities	15,331	37,516
Short-term deposits	2,872	13
Trade receivables	336,418	308,338
Other accounts receivable	51,718	45,678
Inventories	4,359	3,953
Total current assets	615,125	633,659

LONG-TERM ASSETS:
Marketable securities	-	17,228
Deferred taxes	16,776	15,227
Prepaid expenses and other assets	16,041	14,390
Total long-term assets	32,817	46,845

INVESTMENTS IN COMPANIES ACCOUNTED FOR
AT EQUITY METHOD	24,592	24,080

PROPERTY, PLANTS AND EQUIPMENT, NET	28,577	26,130

INTANGIBLE ASSETS, NET AND GOODWILL	789,503	627,605

Total assets	1,490,614	1,358,319

CURRENT LIABILITIES:
Liabilities to banks and other financial institutions	108,799	84,760
Debentures	-	3,274
Trade payables	70,435	80,114
Deferred revenues	64,389	37,030
Employees and payroll accruals	97,592	90,709
Other accounts payable	50,997	41,889
Dividend payable	-	7,070
Liabilities related to business combinations	3,887	8,119
Redeemable non-controlling interests	8,494	6,073
Total current liabilities	404,593	359,038

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions	141,932	115,529
Other long-term liabilities	11,923	9,384
Debentures, net of current maturities	58,302	55,441
Deferred taxes	45,054	30,939
Deferred revenues	9,839	4,697
Liabilities related to business combinations	5,159	9,611
Liability in respect to capital lease	-	108
Employee benefit liabilities	8,454	6,174
Redeemable non-controlling interests	51,029	43,556
Total long-term liabilities	331,692	275,439

EQUITY
Formula Systems (1985) equity	351,895	336,387
Non-controlling interests	402,434	387,455
Total equity	754,329	723,842

TOTAL LIABILITIES AND EQUITY	1,490,614	1,358,319

FORMULA SYSTEMS (1985) LTD.
STANDALONE FINANCIAL DATA HIGHLIGHTS
U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)

Debentures	58,302	58,715

Other financial liabilities	38,571	46,564

Formula shareholders' equity	351,895	336,387

Cash, cash equivalents and short-term marketable securities	7,664	43,537

Fair market value of equity holdings in publicly traded subsidiaries	745,804	725,860